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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 7)

                                   VERIO INC.
                           (Name of Subject Company)

                                   VERIO INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.00l per share
     Series A 6.75% Convertible Preferred Stock, par value $.001 per share
                         (Title of Class of Securities)

                            923433106 (Common Stock)
                          923433502 (Preferred Stock)
                          923433304 (Preferred Stock)
                     (CUSIP Number of Class of Securities)

                               Justin L. Jaschke
                            Chief Executive Officer
                      8005 South Chester Street, Suite 200
                           Englewood, Colorado 80112
                                 (303) 645-1900
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

         Gavin B. Grover, Esq.                 Carla Hamre Donelson, Esq.
        Morrison & Foerster LLP                     General Counsel
           425 Market Street                           Verio Inc.
    San Francisco, California 94105       8005 South Chester Street, Suite 200
             (415) 268-7000                    Englewood, Colorado 80112
                                                     (303) 645-1900

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

  This Amendment No. 7 (the "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on May 18, 2000 by Verio Inc., a Delaware corporation ("Verio" or the "Company"), as amended by Amendment No. 1 thereto filed with the SEC on May 24, 2000, Amendment No. 2 thereto filed with the SEC on June 13, 2000, Amendment No. 3 thereto filed with the SEC on June 15, 2000, Amendment No. 4 thereto filed with the SEC on June 20, 2000, Amendment No. 5 thereto filed with the SEC on June 30, 2000, and Amendment No. 6 thereto filed with the SEC on July 14, 2000, relating to the tender offer by Chaser Acquisition, Inc., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications") and a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan, disclosed in a Tender Offer Statement on Schedule TO, dated May 17, 2000, as amended, to purchase all of the issued and outstanding shares of the Company's common stock, par value $.001 per share ("Common Stock"), (other than shares of Common Stock already owned by NTT Communications and its subsidiaries) at a purchase price of $60.00 per share, net to the seller in cash, without interest thereon, all of the issued and outstanding shares of the Company's Series A 6.75% Convertible Preferred Stock, par value $.001 per share ("Preferred Stock"), at a purchase price of $62.136 per share, plus, if the purchase of the shares of Preferred Stock pursuant to the Offer (as defined below) occurs after July 31, 2000, all accumulated and unpaid dividends on such shares of Preferred Stock from August 1, 2000 to and including the expiration date of the Offer, net to the seller in cash, without interest thereon, and certain outstanding warrants to purchase 1,306,228 shares of Common Stock, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Amendment is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements; Item
8. Additional Information.

  Item 3 and Item 8 of the Schedule 14D-9 and the subsection "Other Transactions" under the section "Certain Relationships and Related Transactions" found in Schedule I of the Schedule 14D-9, referenced in Item 3 and Item 8, subsection "Information Statement," of the Schedule 14D-9, are hereby amended and supplemented by the following:

Debt Tender Offer.

    In connection with the Merger Agreement, Verio commenced, on July 17, 2000, a tender offer to purchase for cash any and all of its outstanding 10 5/8% Senior Notes due 2009, 11 1/4% Senior Notes due 2008, 10 3/8% Senior Notes due 2005 and 13 1/2% Senior Notes due 2004 (collectively, the "Senior Notes"), in each case for the applicable purchase price described below. The offer with respect to each series of Senior Notes (each a "Debt Offer" and, collectively, the "Debt Offers") is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated July 17, 2000 (as amended or supplemented from time to time, the "Debt Offer to Purchase") and accompanying Letter of Transmittal and Consent (together with the Debt Offer to Purchase, the "Debt Documents"). Each Debt Offer and Consent Solicitation (as defined below) is being made with respect to one series of Senior Notes.

    Under the terms of the Debt Documents, the purchase price for each $1,000 principal amount of each series of Senior Notes will be calculated based on the yield to the earliest redemption date on an applicable United States Treasury reference security, plus a fixed spread for each series of Senior Notes, less the consent payment described below. The consideration to holders of each series of Senior Notes will also include accrued and unpaid interest. The following table sets forth the information for each series of Senior Notes to which the Debt Offers apply:

            Outstanding
             Aggregate                                   Earliest  Redemption
  CUSIP      Principal              Security            Redemption Amount Per       U.S. Treasury       Fixed
   No.        Balance              Description             Date      $1,000      Reference Security     Spread
  -----     -----------            -----------          ---------- ----------    ------------------     ------
923433AH9  $  100,000,000 13 1/2% Senior Notes due 2004  06/15/02   $1067.50    6 5/8% due May 31, 2002 0.375%
923433AG1  $  175,000,000 10 3/8% Senior Notes due 2005  04/01/02   $1051.88  6 1/2% due March 31, 2002 0.375%
923433AL0  $  400,000,000 11 1/4% Senior Notes due 2008  12/01/03   $1056.25   4 1/4% due Nov. 15, 2003 0.500%
923433AN6  $  400,000,000 10 5/8% Senior Notes due 2009  11/15/04   $1053.13   5 7/8% due Nov. 15, 2004 0.600%
Total:     $1,075,000,000

    The consideration to holders for each series of Senior Notes will be fixed two days prior to the expiration of the Debt Offer for the particular series of Senior Notes. Each Debt Offer will expire at 11:59 p.m., New York City time, on Friday, August 11, 2000, unless such Debt Offer is extended or earlier terminated by Verio.

    The Senior Notes were issued pursuant to Indentures, dated as of June 24, 1997, March 25, 1998, November 25, 1998 and November 19, 1999
  (collectively, the "Indentures"), between Verio and U.S. Bank Trust National Association, as trustee (the "Trustee"). In conjunction with the Debt Offers, Verio is also soliciting (each a "Consent Solicitation" and, collectively, the "Consent Solicitations") consents (the "Consents") to the adoption of certain amendments (the "Proposed Amendments") to each of the Indentures to eliminate or amend certain provisions of the Indentures, and to the execution and delivery by Verio and the Trustee of a supplemental indenture with respect to each of the Indentures containing the Proposed Amendments. The purpose of the Proposed Amendments to the Indentures is to eliminate certain restrictive covenants in each of the Indentures in order to facilitate Verio's ability to consummate the Merger and to increase its operating flexibility after the consummation of the Offer.

    Under the terms of the Debt Documents, each holder who tenders Senior Notes and valid Consents to the Proposed Amendments prior to the applicable consent time and does not revoke such Consents will be paid $30 in cash for each $1,000 in principal amount of the Senior Notes for which Consents have been delivered. The consent time for each Consent Solicitation is 5:00 p.m., New York City time, on Friday, July 28, 2000, unless such consent time is extended or earlier terminated by Verio. Holders tendering their Senior Notes are required to consent to the Proposed Amendments to the Indentures.

    Verio's acceptance of and payment for the tendered Senior Notes and the Consents with respect to any series of Senior Notes is subject to certain conditions, including: (i) valid tender of a majority in outstanding principal amount of such series of Senior Notes; (ii) execution of a supplemental indenture for such series of Senior Notes; (iii) consummation of the Offer; (iv) funding provided by NTT Communications to purchase the tendered Senior Notes and make the payments for the Consents; and
  (v) satisfaction of certain general conditions.

    If the Consents are obtained and the supplemental indentures with respect to any series of Senior Notes become effective, any Senior Notes of such series not tendered and accepted for payment will not have the benefits of certain restrictive covenants and other related provisions of the Indentures that will be eliminated or amended by the Proposed Amendments.

    Merrill Lynch & Co. is the exclusive dealer manager and solicitation agent for the Debt Offers and Consent Solicitations.

    Verio has obtained a loan commitment from NTT Communications to provide debt financing of up to $1.3 billion to fund the payments pursuant to the Debt Offers and Consent Solicitations. A copy of the loan commitment is filed hereto as Exhibit (e)(15). The funding of this financing is subject to certain conditions, including the consummation of the Offer by Purchaser.

    On July 17, 2000, Verio issued a press release announcing the commencement of the Debt Offers and Consent Solicitations in connection with the mailing of the Debt Documents on or about the same date to holders of the Senior Notes. The press release is filed hereto as Exhibit
  (a)(5)(U).

  Item 8, subsection "Certain Litigation Matters" of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

    On July 10, 2000, a second complaint was filed in the District Court of the State of Colorado in the County of Arapahoe against Verio and directors of Verio, as a purported class action. This complaint, entitled Wolk v. Verio Inc. et al., seeks injunctive relief to enjoin the Merger Agreement or rescind portions of the Merger Agreement. The complaint also seeks damages, costs and disbursements, and attorneys' and experts' fees. The Wolk action alleges, among other things, that the individual defendants breached their fiduciary duties by failing to properly determine Verio's value as a merger candidate, failing to conduct an appropriate auction or market check or to invite other bidders and failing to obtain adequate consideration for Verio's Common Stock. The Wolk action is filed by the same five plaintiffs who had previously filed actions, that were dismissed, against Verio and directors of Verio in Delaware.

    Verio and the individual defendants believe that this complaint is meritless and it will be defended vigorously.

Item 9. Material to Be Filed as Exhibits.

  Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

   Exhibit No. Description
   (a)(5)(U)   Press release of the Company, dated July 17, 2000
   (a)(5)(V)   Complaint of Steven Wolk, Jacob Weinstock, Ari Rosner, David
               Brett and Joseph Hughes against Verio Inc., Steven C. Halstedt,
               Justin L. Jaschke, Tom Marinkovich, Trygve E. Myhren, Paul J.
               Salem, James C. Allen, Arthur L. Cahoon and Yuki Ito
   (e)(15) Loan commitment letter agreement between NTT Communications and Verio, dated July 17, 2000.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2000.

                                          By:  /s/   Carla Hamre Donelson
                                             __________________________________
                                                    Carla Hamre Donelson
                                               Vice President, General Counsel
                                                        and Secretary

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